SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         AUSTRIAN TRADING SERVICES, INC.
             (Exact name of registrant as specified in its charter)


           Delaware                                       13-3106038
(State or other jurisdiction of                        (I.R.S. Employer
 Incorporation or Organization)                     Identification Number)

    Landstrasse 66/3, Linz, Austria                         A-4020
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number, including area code  011-43-732-771317

Securities to be registered under Section 12(b) of the Act:



None

Securities to be registered under Section 12(g) of the Act:


  Common Stock, $.025 par value

                                TABLE OF CONTENTS


Description of Business ...................................................    3
Management's Discussion and Analysis ......................................   12
Description of Property ...................................................   15
Security Ownership of Certain
 Beneficial Owners and Management .........................................   16
Directors, Executive Officers, Promoters
 and Control Persons ......................................................   18
Executive Compensation ....................................................   19
Certain Relationships and
 Related Transactions .....................................................   21
Description of Securities .................................................   21
Market Price of and Dividends
 On the Registrant's Common Equity and
 Other Shareholder Matters ................................................   23
Legal Proceedings .........................................................   24
Changes in and Disagreements With Accountants .............................   24
Recent Sales of Unregistered Securities ...................................   24
Indemnification of Directors and Officers .................................   26
Financial Statements ......................................................   27
Exhibits ..................................................................   27



                                       2
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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General

         Austrian Trading Services, Inc. ("Company"), formerly known as Big Apple Farms, Inc. ("Big Apple"), was incorporated in the State of Delaware on May 28, 1981 with an authorized capital of two hundred common shares, no par value. Big Apple was formed to engage in the business of breeding, purchasing and selling thoroughbred race horses. In June 1981, the number of authorized common shares of the Company was increased to 20,000,000 and the par value was increased to $.005 per share. In 1982, Big Apple became a public company by offering 2,000,000 shares of common stock pursuant to a registration statement on Form S-18. On February 14, 1984 Big Apple filed a Form 15 with the Securities and Exchange Commission terminating Big Apple's duty to file reports under the Securities and Exchange Act of 1934 pursuant to Rule 12g-4 thereunder. On July 5, 1989, by a vote of the majority of shareholders, Big Apple discontinued the horse breeding business and focused its activities on the real estate and construction industries. In October 1995, the par value of the Company's common shares was increased to $.025 per share ("Common Stock") and a class of 1,000,000 shares of undesignated preferred stock, $.01 par value, was authorized.  On  October  23,  1995,  Big Apple  entered  into a Stock  Exchange
Agreement (the "Agreement") whereby Big Apple acquired 100% of the issued and outstanding capital stock of HMA Handels und Montage GmbH ("HMA"), a private Austrian company controlled by Kurt Reichenberger. Pursuant to the Agreement, Big Apple's Board of Directors was replaced by directors designated by HMA. In consideration of the sale, Mr. Reichenberger received 2,241,036 shares of Common Stock or approximately 89.6% of the Company. In February 1996, HMA changed its name to Austrian Trading Services, GmbH ("ATSI"). On December 5, 1995, Big Apple changed its name to Austrian Trading Services, Inc. On May 15, 1998, the Company increased its authorized shares of Common Stock from 20,000,000 to 50,000,000 shares.

         The Company intends to seek out the acquisition of various operating companies in Europe as well as the entry into joint venture and other participation agreements with other entities in Europe, Indonesia and South America. There can be no assurance that any of such transactions will be consummated.




                                       3
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         Pursuant to the Company's  reorganization  in October 1995, the Company issued an aggregate of 175,000 shares of Common Stock (25,000 each to seven individuals) to officers, directors and an unaffiliated individual for services rendered. In addition, the Company issued (i) 190,000 shares of the Company's Common Stock to Helmut Presske, a former officer and director of Windischgarten GmbH, an Austrian company ("WGH"). Mr. Presske subsequently became a director of the Company until his resignation in July 1997; and (ii) 66,666 shares of the Company's Common Stock to Aribert Vogle in consideration and retirement of debts owed by WGH to Messrs. Presske and Vogle of $400,000 and $150,000, respectively. In December 1995, the Company issued an aggregate of 235,000 shares of Common Stock pursuant to Rule 504 of the Securities Act of 1933, as amended and Regulation D promulgated thereunder, in consideration of legal and accounting services rendered in connection with the Company's previous operations and in connection with the Agreement.

         In January and February of 1996, the Company accepted two subscription agreements for the purchase of 1,400,000 shares of Common Stock at approximately $2.25 per share and 2,500,000 shares of Common Stock at approximately 2.50 per share, respectively, from foreign investors pursuant to Regulation S of the Securities Act of 1933, as amended ("Regulation S"), and issued an aggregate of 3,900,000 shares of Common Stock. The Company received $9,377,679 in proceeds pursuant to the



                                       4
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subscriptions.  The  Company  used the  proceeds  to (i)  retire  and  cancel an aggregate of $1,758,000 in debt owed by WGH; (ii) (ii) pay a license fee of approximately $1,846,000 for the Kunstoff Vertrieb Micheldorf GmbH ("KVM") product (see "KVM" below), which proceeds were used by KVM for product research and development; (iii) fund approximately $1,300,000 in improvements and renovations to the WGH therapy center; (iv) loan $1,033,521 at 8% interest to Agricola y Forestal Tegualda, S.A. ("Agricola"), a Chilean timber company (see "Additional Transactions" below); and (v) purchase 700,000 shares of Clariti Telecommunications International, Ltd. f/k/a Sigma Alpha Group, Ltd. common stock at $4.75 per share. The remaining proceeds were used for general administrative expenses.

         In September 1996, the Company accepted a subscription agreement for the issuance of 300,000 shares of Common Stock to a foreign investor under Regulation S, at a purchase price of approximately $3.50 per share. The Company received $436,218 of such funds as of December 31, 1996 and an additional $282,012 as of May 1, 1998. There can be no assurance that balance of the remaining subscription price will be paid.

         In April, May and June 1997, the Company accepted an aggregate of four subscription agreements from P.T. Platinum Perkasa Nusantara, an Indonesian company ("Platinum") for the purchase of 2,000,000 shares each of the Company's Common Stock at $2.50 per share. Pursuant to the subscription agreements, Platinum paid the Company an aggregate of $200,000 in cash and the Company accepted four promissory notes from Platinum in the amount of $4,950,000 each ("Notes"). The Notes had originally demanded payment on various dates through August 1, 1997. The Company then extended repayment of the Notes to August 1, 1998. The Company issued 7,500,000 of the 8,000,000 shares to Platinum and its designees, and placed 7,000,000 of such shares in escrow pending full satisfaction of the Notes. The Company delivered 500,000 of the shares to Platinum. As of December 31, 1997, the Company had received an additional $5,300,000 as payment against the Notes. Therefore, as of such date, Platinum had paid the Company $5,500,000. Subsequently, on December 31, 1997, the Company entered into an agreement with Platinum, whereby, among other things, Platinum waived all right, title and interest to the unissued 500,000 shares and agreed to the release from escrow of 1,100,000 shares to be returned to the Company. (See "Platinum" below).

         In October 1997, the Company accepted a subscription agreement from a foreign investor pursuant to Regulation S for the purchase of 2,000,000 shares of Common Stock at a purchase price of $1.00 per share. The Company received $100,000 of such funds as of December 31,



                                       5
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1997 and an additional $45,000 as of May 1, 1998. There can be no assurance that the balance of the remaining subscription price will be paid.

ATSI

         ATSI is a wholly owned subsidiary of the Company. ATSI owns (i) 100% of WGH, an outpatient medical treatment facility in Windischgarten, Austria; (ii) 100% of KVM, an Austrian company which manufactures and markets a special drinking glass container; (iii) 60% of Mark It GmbH ("Mark It"), an Austrian company which intends to market pre-inked stamping devices for office and personal use in Europe; (iv) 40% of Components Development GmbH ("Components") an Austrian company in the process of developing certain proprietary technology which it believes will be applied in the design of automobile emissions control systems; (v) 45% of Power Pool Getraenkevertriebs GmbH ("Power"), a German company which markets and distributes promotional canned soft drinks; and (vi) 75% interest of Moudry Backwarenindustrie GmbH, an Austrian company that operates a bakery in Vienna, Austria ("Bakery").

WGH

         WGH, a private Austrian company formed in 1992, was acquired by ATSI in October 1995. WGH operates a 90 room out-patient medical center ("Center") located on a 6.5 acre parcel in Windischgarsten, Austria. The Center specializes in the treatment of patients who have hip, spinal column and joint injuries. Patients are referred to the Center by insurance companies. The Austrian government issues licenses to therapy facilities which meet certain standards and provide out-patient medical care for rehabilitation in connection with hospitalization. In October 1996, WGH received its license for this service. WGH is paid a fee by the insurance providers ranging from $95 to $150 per night based on the medical treatment provided.

         During the Company's ownership of WGH, the Austrian government amended and revised the law governing insurance paid therapy. The new law provides that each insured must pay 10% of the cost of the therapy, and restricts the use of the Center to once every two years. The old law allowed patients to use the Center once a year with no payment necessary.

         From December 1995 to March 1996, the Company renovated the Center, which included the addition of an indoor swimming pool. This renovation forced the Center to close from December 1995 to February 1996, and to remain partially closed through March 1996.



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         In order to increase occupancy levels,  which had fallen  approximately
20% since the Company acquired the Center, the Company entered into agreements with a medical physician and a sports therapist to facilitate and guide patients to the Center. The decrease in occupancy was directly related to the change in Austrian insurance laws and the need to renovate the facility, both as described above. The Company proposes to both market the Center for use as a sports therapy center and to enter into a management contract with a third party to manage the facility in consideration for a percentage of revenues.

         In the third quarter of 1998, the Center occupancy had increased 100%. This increase can be attributed to the ability of the aforementioned therapists to guide patients to the Center. Also, as patients begin the better understand the new laws governing insurance claims, they appear to feel more confident in using the Center

         In December 1998, WGH settled its outstanding debt of approximately $1,500,000. The settlement provides that WGH shall pay to its creditors 20% of the outstanding debt, or $300,000. WGH currently employs 19 persons, including a licensed medical doctor. The Center competes with a number of larger facilities throughout Austria.


KVM


         KVM, a private Austrian company was formed by the Company in March 1996 for the purpose of producing and distributing a proprietary new product. The product is a glass container with a mixer inside. This "Mix and Drink" glass enables the user to conveniently mix substances and then drink the mixture. Vertrieb Innovativer Produkte ("VIP"), a private company located in Austria, obtained an exclusive license from the inventor of the product ("Inventor") to produce and market worldwide the Mix and Drink glass in June 1995. The Inventor is not affiliated with the Company or any of its subsidiaries. VIP originally sublicensed the production of the product to KVM pursuant to an exclusive license agreement dated October 31, 1995 and amended on April 24, 1996. KVM then purchased the License for approximately $1,846,000. KVM has subcontracted out the production of Mix & Drink glass to a single manufacturer. The Company intends to seek out additional subcontractors in order to minimize dependence on such subcontractors.

         A patent for the Mix and Drink glass was issued to the Inventor by the United States Patent and Trademark Office, thereby ensuring the proprietary nature of the product. Currently, however, similar products are being marketed and distributed in the United States by larger companies in direct competition with KVM.



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The Company is  evaluating  its options  concerning  this matter,  including the protection of its patent rights. Should KVM be unsuccessful in protecting its rights, KVM's market share would be substantially reduced. KVM currently has one employee and has sold limited numbers of mix and drink glasses in Europe.

         KVM has not produced any of the Mix and Drink glasses to date. The delay in obtaining the patent gave an opportunity for competitors to enter and glut the market with similar type drink assemblies. The Company believes that with its issued patent it may be able to forestall future production of these similar assemblies. There can be no assurance that the Company will be successful in re-entering the market.

         In November 1996, Manfred Schonbauer, the treasurer and a director of the Company, was appointed chief executive officer and a director of KVM.

PLATINUM

         In May 1997 the Company entered into an agreement with Platinum providing for the establishment of a joint project to develop and enhance the indigenous livestock of the Republic of Indonesia through importing and transplanting embryos of genetically superior foreign livestock into the indigenous herd. Specifically, Platinum intended to buy purebred boer goat embryos which are obtained in the United States from International Agricultural Genetics, Inc., a company located in Edmond, Oklahoma. Platinum would transfer and implant the embryos into indigenous goats to develop a genetically superior hybrid. The new hybrid goat would then be exported throughout the Southeast Asian and Middle East regions. The Company believes that little or no competition in such breeding exists as of yet.

         The agreement required the Company to invest an aggregate of $4,000,000 into the project in return for a 40% interest therein. $6,000,000 in additional capital was to be provided by



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Platinum  and  other  Indonesian  based  shareholders.  In  order  to  meet  its obligation under the agreement, the Company accepted an aggregate of four subscription agreements from Platinum for the purchase of 2,000,000 shares each of the Company's Common Stock at $2.50 per share. Pursuant to the subscription agreements, Platinum paid the Company an aggregate of $200,000 in cash and the Company accepted four promissory notes from Platinum in the amount of $4,950,000 each ("Notes"). The Notes had originally demanded payment on various dates through August 1, 1997. The Company then extended repayment of the Notes to August 1, 1998. The Company issued 7,500,000 of the 8,000,000 shares to Platinum and its designees, and placed 7,000,000 of such shares in escrow pending full satisfaction of the Notes. The Company delivered 500,000 of the shares to Platinum. As of December 31, 1997, the Company had received an additional $5,300,000 as payment against the Notes. As of such date, Platinum had paid the Company $5,500,000 of which $4,000,000 was invested by the Company in Platinum in return for a 40% interest therein.

         Subsequent to the Company's investment of $4,000,000, Platinum was unable to raise the balance of the proceeds needed to commence the project due to downturns in the Indonesian financial markets. On December 31, 1997, the Company and Platinum entered into an agreement, whereby the Company would return its 40% interest in Platinum to Platinum in consideration for Platinum's waiver of all right, title and interest in and to the 500,000 unissued shares and Platinum's agreement to the release from escrow for return to the Company of 1,100,000 shares of the Company's Common Stock. Therefore, effective December 31, 1997, (i) the Company is holding 5,900,000 shares of Common Stock in escrow pending satisfaction of the Notes; and (ii) the Company no longer has an interest in Platinum, other than the Notes, which have been adjusted pursuant to the aforesaid agreement.

         In August 1997, the Company entered into a Voting Trust Agreement with Platinum and its designees, providing for sole discretion to vote the shares of the Company's Common Stock held in escrow for the Platinum designees as Kurt Reichenberger, the Company's president directs. The Agreement expires on June 30, 2006.

         In September 1997, Kurt Reichenberger, the chief executive officer, president and a director of the Company, was appointed a director of Platinum. He held that position until his resignation in December 1997.

MARK IT

         In June 1997 the Company, through ATSI, formed an Austrian based company called Mark It Gmbh ("Mark It"). ATSI retained a 60% interest in Mark It which will engage in the sale of pre-ink stamping devices for office and personal use in Europe. Pre-ink stamps are devices which enable a user to repetitively stamp a symbol, phrase or other notation on a surface. Mark It intends to market its product through wholesale outlets and direct marketing throughout Europe.



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Mark It has  applied  in  Europe  for a patent  for its  "roller  stamp",  which provides the user with a larger surface area to imprint the users preferred notation. Mark It is in the process of negotiating with a Shanghai entity to act as Mark It's principal supplier. The Company believes it is not dependent on any supplier, as the components for the stamp are readily available. All research and development for the product was conducted by the two principals of Mark It prior to any involvement by the Company. Mark It presently has two employees and subcontracts out the manufacture of all stamping devices which it markets.

         The Company is currently reviewing its interest in Mark It. No products have as yet been produced.

COMPONENTS

         In June 1997, ATSI acquired a 40% interest in Components Development Gmbh ("Components"), an Austrian corporation formed in February 1997, in exchange for approximately $17,000 and a commitment to provide funding to Components over a six month period of $500,000. Components has represented to the Company that it is the owner of certain proprietary technology involving the application and design of automobile and emission control systems. Currently Components is completing development of a product known as the Turbo Loader. Components has represented that the Turbo Loader will act as an add-on device to existing automobile engines which will result in compliance with a variety of emission control systems as well as result in fuel economy and improvement to the performance of the vehicle's engine. Components has not yet completed a market prototype of the Turbo Loader and there can be no assurance that the Turbo Loader will be a commercially feasible product. Components has advised the Company that approximately $1,700,000 in total funding will be required in order to be in a position to bring the Turbo Loader to market. Components intends to engage in



                                       10
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discussions  with  automobile   manufacturers  and  automobile  parts  suppliers
regarding the possible entry into licensing and marketing agreements for the Turbo Loader. There can be no assurance that the Turbo Loader will be successfully developed, or if developed, generate revenues on behalf of the Components.

         Components states that it has invested approximately $1.5 million in research and development of the product prior to the ATSI's involvement. Components believes that based on the current environmental climate, that such a device, if developed and marketed, will provide a cheap, efficient means of complying with vehicle emission requirements worldwide. Components currently employs three persons.

POWER

         Power Pool Getraenkevertriebs GmbH, a German company formed in January 1998 ("Power"), intends to market and distribute promotional soft drinks through exclusive licensing agreements with corporate, entertainment and sport entities. ATSI received a 45% interest in Power by loaning $119,000 to Power.

         As background to the Power transaction, the Company had loaned approximately $189,000 to Fill In Handel und Vertrieb, GmbH ("Fill In"), a German corporation which markets a product similar to the Power product, and issued 109,500 shares of the Company's Common Stock to Johann Fleishman, one of three Fill In principals, in exchange for a 25% ownership interest for ATSI in Fill In. A balance of $164,250 was owed to ATSI by Fill In as payment for the aforesaid shares. Two of the principals of Fill In agreed to terminate their participation in Fill In. The two principals subsequently formed Power. ATSI also terminated its participation in Fill In by agreement dated February 6,
1998. According to the aforesaid agreement, (i) Fill In satisfied its outstanding loan with the Company by paying the Company $100,000 in cash and the balance in the form of goods and materials. Fill In also returned 36,500 of the shares of the original 109,500 shares to the Company. The Company subsequently invested $119,000 in Power, of which $30,000 represented cash and $89,000 represented the goods and materials returned to the Company by Fill In pursuant to the aforesaid agreement.



                                       11
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         Power is a start up company that has  successfully  marketed soft drink cans bearing promotional images. Dis Drankenindustrie Sittard, a Netherlands corporation, currently supplies Power with soft drink cans. Power does not believe it is dependent on this supplier due to the availability of soft drink cans. Power currently employs four full-time employees.

ATSR

         ATS Restaurant Corp., a New York corporation ("ATSR"), formed in April 1997, is wholly owned by the Company. ATSR operates a Japanese restaurant in New York City under the name Kabuki Restaurant. ATSR opened its doors for business in or about September 1997. ATSR has been issued a temporary permit to serve liquor on the premises and is currently in the process of obtaining from the New York State Liquor Authority a permanent liquor license. No assurance can be made that such application will be successful, and the inability of ATSR to serve alcohol would have a detrimental effect on the restaurant.

         The closest Japanese restaurant to ATSR is approximately four blocks away. In the densely populated area in which the restaurant operates, and the current interest in Japanese food, ATSR believes that competition from Japanese and other restaurants, though intense, will not detrimentally effect the operations of the business. The ability to create appetizing meals in a comfortable setting at competitive prices has a greater effect on the survivability of restaurants in the area.

         ATSR is not dependent on any suppliers for foods and other supplies, and currently employs 8 full-time and 6 part-time employees.

BAKERY

         In March 1997, the Company entered into an agreement with Moudry Backwarenindustrie Gesellschaft GmbH ("Bakery") whereby the Company acquired a 75% equity interest in the Bakery in consideration for repayment by the Company of the Bakery's outstanding loan to an Austrian bank, Bank fuer Tirol und Vorarlberg. The Bakery owed the Bank approximately $4,000,000. The Company agreed to pay the bank $40,000 per month until the loan is repaid. Pursuant to this agreement, the bank reduced the loan from $4,000,000 to $1,500,000. On April 15, 1998, the Company made its first payment to the Bank of $40,000. Should the Company default on repaying the loan, the agreement will be terminated and the Bank will have no recourse against the Company. The Company's 75% interest in the Bakery's capital stock is held in escrow pending full satisfaction by the Company of Bakery's aforesaid debt.

         The Bakery owns a 30,000 square feet building in Stockerau, a city on the outskirts of Vienna, Austria. The Bakery occupies approximately 7,220 square feet. The property was valued in April 1998 at $1,200,000. The equipment in the building was valued at $1,300,000.

         The Bakery is not dependent on any suppliers for raw materials and other supplies, and



                                       12
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currently employs 18 full-time employees.

ADDITIONAL TRANSACTIONS

         In addition to the Company's  investments in KVM, WGH,  Platinum,  Mark
It,  Fill-In  and  ATSR,  the  Company  has  entered  into  certain   additional
transactions which are summarized below:

         In December 1995 and January 1996, the Company loaned an aggregate of $1,033,521 at 8% interest to Agricola. Agricola purchases land in Chile for the sole purpose of planting fast growing eucalyptus trees. Agricola then harvests these trees for timber purposes. As of May 1, 1998, the Company is still owed approximately $58,000 on the promissory note.

         The Company has the right to convert, at any time prior to the repayment of the loan, the outstanding amount of the loan into shares of capital stock of the corporation. The Company would receive that number of shares necessary to give the Company that percentage of the outstanding capital stock that corresponds to the percentage that the loan represents of the corporation's total equity. The Company does not presently intend to convert the promissory note, although there can be no assurance that the Company may not do so in the future.


         In 1996 the Company entered into an agreement to fund a wax museum in Vienna, Austria and has deposited $200,000 towards this agreement. The Company's capital requirement for the wax museum is approximately $2,000,000, which the Company has not yet fulfilled.

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         The  terms of the  agreement  do not set forth a date  certain  for the infusion of the additional funds, and the Company intends to provide the additional funds only upon consummation of the Platinum Agreement. Should the Platinum Agreement not be consummated, the Company is under no obligation to provide the aforesaid funds.

         On July 4, 1997, the Company entered into an agreement with Hans Stuchetz, a foreign individual ("Stuchetz") to establish a Swiss company, Villa Sassa Verwaltungs SA/AG ("VSV") for the purpose of acquiring the Villa Sassa Hotel, located in Lugano, Switzerland, from Union Bank of Switzerland. The purchase price for the hotel was $27,118,644 and would be financed by Rieger Bank, an Austrian bank. Initially, the Rieger Bank loan was secured by approximately $10,000,000 in cash from Stuchetz and 5,000,000 shares of the Company's Common Stock. Upon consummation of the transaction, the Company would own 49% of VSV and Stuchetz would own 51%. Rieger Bank was to accept a mortgage on the hotel as security for its loan. Upon issuance of the mortgage, Rieger Bank would release the aforesaid collateral. The Company issued the 5,000,000 shares to VSV and delivered the shares to Rieger Bank to be deposited in escrow pending the approval of a mortgage. Stuchetz deposited the sum of $10,000,000 in Rieger Bank. Subsequently and as of May 1, 1998, Union Bank of Switzerland has notified the Company that it will require more time to review the transaction. In the meantime, Rieger Bank has returned the Company's 5,000,000 shares to the Company. The Company will likely cancel such shares. The transaction has not progressed since January 1998, and there can be no assurance that the transaction will be consummated. The Villa Sassa Hotel is a 134 room luxury hotel built in or about 1990 at a construction price of $81,355,932.

         In 1995 and 1996, the Company purchased an aggregate of 700,000 shares of Clariti Telecommunications International, Ltd. (formerly Sigma Alpha Group, Ltd.), a Delaware corporation ("Clariti"), common stock at a cost of $3,340,033. During 1997, the Company sold 305,630 shares of Clariti common stock for $653,022. The Company currently holds approximately 200,000 shares of Clariti common stock. Clariti's Form 10-K for the period ended June 30, 1998 reflects 23,737,283 shares of common stock outstanding. Based on these shares outstanding, the Company's ownership is percentage is less than 1%. Clariti is not affiliated with the Company.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

         This registration statement contains certain forward-looking statements which involve substantial risks and uncertainties, both known and unknown. When used in this Memorandum, the words "anticipates," "intends," "hopes," "wishes," "expects," "believes" and similar words, as they relate to the Company or its management, are intended to identify such forward-looking statements. The Company's actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements.

General

         The Company, formerly known as Big Apple Farms, Inc. ("Big Apple"), was incorporated in the State of Delaware on May 28, 1981. Big Apple was formed to engage in the business of breeding, purchasing and selling thoroughbred race horses. In 1982, Big Apple became a public company by offering 2,000,000 shares of common stock pursuant to a registration statement on Form S-18. On July 5, 1989, by a vote of the majority of shareholders, Big Apple discontinued the horse breeding business and focused its activities on the real estate and construction industries. On October 23, 1995, Big Apple entered into a Stock
Exchange Agreement (the "Agreement") whereby Big Apple acquired 100% of the issued and outstanding capital stock of HMA Handels und Montage GmbH ("HMA"), a private Austrian company controlled by Kurt Reichenberger. Pursuant to the Agreement, Big Apple's Board of Directors was replaced by directors designated by HMA. In consideration of the sale, Mr. Reichenberger received 2,241,036 shares of Common Stock or approximately 89.6% of the Company. In February 1996, HMA changed its name to Austrian Trading Services, GmbH. On December 5, 1995, Big Apple changed its name to Austrian Trading Services, Inc.

Results of Operations

Nine Months Ended September 30, 1998
 as Compared to September 30, 1997

         The Company's revenues for the period ended September 30, 1998 increased to $1,216,213 from $724,522 in the period ended September 30, 1997, an increase of approximately 60%. The aforesaid increase stems mainly from a 100% higher occupancy level at the WGH therapy center ("Hotel"). This increase is primarily attributable to improved management controls on expenses and the acceptance of the facilities by two additional insurance companies.

         Furthermore, in order to increase revenues, the Company acquired interests in (i) Power, a company which markets and distributes promotional soft drink cans; (ii) Mark It, a company which markets and distributes a pre-ink stamp for personal and office use; and (iii) ATSR, a Japanese restaurant located in New York City.

         Operating expenses for the period ended September 30, 1998 increased by $844,135 from the corresponding prior period, reflecting a loss on the sale of marketable securities in the amount of $1,487,602.

         As a result of the above, the Company's net loss increased from $1,730,359 in the period ended September 30, 1998 to $2,092,398 in the current period.

Liquidity and Capital Resources

         The Company's cash position was $355,670 at September 30, 1998, an increase of $63,848 as compared to December 31, 1997. Short term receivables from a promissory note and other receivables were valued at $1,641,523. Underwriters' receivable from Platinum, Private Placement Brokerage and City Capital Corp on the sale of an aggregate of 10,000,000 shares of Common Stock are $19,725,040.

         The Company has settled with WGH creditors in connection with its approximately $1,500,000 in outstanding debt. The settlement provides for the payment of $300,000 in full settlement for such debt. These funds have been obtained through the sale of the Company's marketable securities. As of September 30, 1998, $400,000 has been collected from the sale of marketable securities. ATSR is expected to produce profits in fiscal 1998. The Company intends to use the proceeds from the Underwriters' receivable to pay off all bank debts and for additional investments.

Year Ended December 31, 1997
 as Compared to December 31, 1996

         The Company's revenues for the period ended December 31, 1997 ("Fiscal 1997") declined to $981,120 from $1,652,405 in the period ended December 31, 1996 ("Fiscal 1996"), a decrease of approximately 29%. The aforesaid decline stems mainly from a 20% reduction in occupancy levels for the WGH therapy center ("Hotel"). This decrease is primarily attributable to the change in the Austrian insurance laws which changed the reimbursement policies for patients to include a 10% deductible and mandatorily shortened the reimbursed duration of time patients can stay at the Hotel. The Company is in discussion with two sports groups to manage the sports therapy operation for a fixed fee payment, plus payment based on profitability.

         In Fiscal 1997, in order to increase revenues, the Company acquired interests in (i) Fill In, a company which markets and distributes promotional soft drink cans; (ii) Mark It, a company which markets and distributes a pre-ink stamp for personal and office use; and (iii) ATSR, a Japanese restaurant located in New York City.

         Operating  expenses for Fiscal 1997 increased by $2,866,993  reflecting
(i) the addition and the start up of the three aforesaid new businesses; (ii) a loss of $805,093 from the sale of marketable securities; and (iii) amortization and depreciation of $1,144,036.

         As a result of the above, the Company's net loss increased to $3,999,144 in Fiscal 1997 from $1,787,625 in Fiscal 1996.

Year Ended December 31, 1996
 as Compared to December 31, 1995

         Sales during Fiscal 1996 included $1,296,238 from the operation of the Hotel and $356,168 from products sold by the Company's subsidiaries. The Company began operations in October 1995 and therefore, most comparisons of Fiscal 1996 and the period from inception to December 31, 1995 ("Fiscal 1995") would be misleading. However, in reviewing the Company's financial position for such periods, the Company believes some relevant and informative comparisons can be made.

         Gross profit margin for Fiscal 1996 decreased approximately 23% as compared to Fiscal 1995. Revenues from the Hotel were $1,296,238 in Fiscal 1996 as compared to $1,772,765 in Fiscal 1995, a decrease of approximately 26.9%. The aforesaid declines stem mainly from a 20% reduction in occupancy levels for the Hotel in Fiscal 1996. The Company attributes the decreased occupancy level to the renovation of the Hotel and the change in Austrian insurance laws which changed the reimbursement policies for patients to include a 10% deductible and mandatorily shortened the reimbursed duration of time patients can stay at the Hotel. The Hotel was closed from December 1995 to February 1996 and remained partially closed through March 1996 for renovations. The Company improved accommodations and built a new indoor swimming pool. The Company intends to restructure the Hotel to also include a sports therapy operation, which the Company believes will generate an influx of private funds to supplement and ameliorate the

Hotel's insurance dependence. The Company is in discussion with two sports groups to manage the sports therapy operation for a fixed fee payment, plus payment based on profitability.

         Operating expenses increased in Fiscal 1996 as a result of the Company write-off of $1,485,000 represented by the advance to KVM.

The Year 2000

         The use of computer systems that rely on two-digit programs to perform computations or other functions may cause such systems to malfunction with respect to the year 2000 and subsequent years. Like many other entities, the Company is currently assessing its computer software and database with respect to its functionality beyond the turn of the century. The extent and estimated cost of the modifications which will be required cannot yet be determined, although it is expected that such expenditures will not have a material effect on the financial condition and results of operations of the Company. There can be no assurance, however, that the year 2000 problem will be resolved successfully and in a timely fashion or that any failure or delay by the Company or any third parties which interact with the Company in achieving year 2000 compliance will not have an adverse effect on its operations.

ITEM 3.  DESCRIPTION OF PROPERTY
         ATSI leases a 1,500 square foot office pursuant to a written lease expiring in 2000. The office is located at Landstrasse 66/3, A-4020 Linz, Austria. ATSI's annual rent is $28,363, subject to certain customary increases.

         WGH owns a 70,000 square foot therapy center with 90 beds. The therapy center is located in Windischgarsten, Austria. The Company owns the property pursuant to a $2,682,282 mortgage at 8.5% annual interest. The Company pays monthly principal and interest amounts in the amount of approximately $26,000 per month.

         KVM leases a 500 square foot office from Manfred Schonbauer, a director of the Company, located at Mr. Schonbauer's home in Micheldorf, Austria, pursuant to a written lease. The annual rent is $2,500. The Company believes this office is sufficient for its needs.


         The Bakery owns a 30,000 square feet building in Stockerau, a city on the outskirts of Vienna, Austria. The Bakery occupies approximately 7,220 square feet. The property was valued in April 1998 at $1,200,000. The equipment in the building was valued at $1,300,000.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT
         AND CERTAIN SECURITY HOLDERS

         The following table sets forth, as of January 31, 1999, the beneficial ownership of the Company's Common Stock by the Company's officers and directors, and each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding on such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                                                        Amount and
                                                        Nature of
                                                        Beneficial      Percent
Name and Address              Position                  Ownership(1)    of Class
----------------              --------                  ------------    --------
Kurt Reichenberger            President,                 1,241,036       5.9%
                              Chief Executive Officer
                              and Director

Manfred Schonbauer            Director and               25,000(2)       **
                              Treasurer

Michael Hason                 Director and               36,500(3)       **
                              Secretary

Helmut Trenkwalder            Director                        0            0

Johann Moudry                 Director                    3,100           **

Tan Sri Datuk Husein Ahmad    Director                        0            0

Count F.J. Metternich         Director                        0            0


All officers and                                         1,305,136       6.0%
directors as a group (6 persons)
--------------------
**   Less than 1%

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days of January 31, 1999. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within such date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of Common Stock which they beneficially own.

(2) Does not include an aggregate of 39,800 Shares beneficially owned by members of Mr. Schonbauer's family, of which Mr. Schonbauer disclaims beneficial ownership.

(3)  Represents shares of Common Stock held by Mr. Hason's wife.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,
         PROMOTERS AND CONTROL PERSONS

         The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.


Kurt Reichenberger has been the president, chief executive officer and a director of the Company since October, 1995. From 1994 to November 1995, Mr. Reichenberger was the general manager of Private Placement Brokerage ("PPM"), a private Austrian venture capital company specializing in providing business expertise and funding to emerging companies. Since 1992, Mr. Reichenberger has been a director of Mid-West Consultants Corp., an offshore private venture capital company. Mr. Reichenberger has been in the venture capital business since 1985.


Manfred Schonbauer has been a director of the Company since October 1995, was appointed treasurer in April 1997, and since November 1996 has been the chief executive officer and a director of KVM. From 1991 to 1995, Mr. Schonbauer was the youngest director ever appointed at Raiffeisenbank in Austria. Mr. Schonbauer responsibilities with the bank included managing the credit and financing department. From 1995 to 1996, Mr. Schonbauer was a branch director of PPM.

Michael Hason has been a director of the Company since August 1997. Mr. Hason is a certified public accountant and has worked since 1989 with Wirstschaftskanzlei Burkert, an Austrian accounting firm.

Helmut Trenkwalder has been a director of the Company since August 1997. Mr. Trenkwalder is an attorney and since 1980 has been with the law firm Zamponi, Weixelbaum & Partner, located in Austria.

Johann Moudry has been a director of the Company since August 1997. Mr. Moudry is the Chief Executive Officer of the Bakery since 1992 and was awarded the title "Kommerzialrat" by the Austrian government, a special award for leading business persons.

Count F.J. Metternich has been a director of the Company since August 1997. Since 1985, Mr. Metternich has been the Director and owner of Eiffel Fango Chem. Pharma Werke, a German chemical and pharmaceutical company. Mr. Metternich is also a director of Platinum.

Tan Sri Datuk Husein Ahmad has been a director of the Company since August 1997. Mr. Ahmad has worked for the government of Malaysia as Cabinet member since 1960. Mr. Ahmad is a citizen of Malaysia. Mr. Ahmad is also chairman of the board of directors of Platinum.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth certain information with respect to the compensation of the Company's Chief Executive Officer and the other most highly compensated executive officers of the Company for the fiscal year ended December 31, 1998. There are no Option/SAR Grants, Aggregated Option/SAR Exercises or Fiscal Year-End Option/SAR Value Table for the year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE

              For the Years Ended December 31, 1998, 1997 and 1996
                       Annual Compensation Awards Payouts

Name
and
Principal                      Year                               Restricted
Position                       Ended           Salary          Stock Award(s)($)
--------                       -----           ------          -----------------
Kurt Reichenberger,            1998           $42,000                 --
 President and CEO             1997           $42,000                 --
                               1996           $36,000                 --

         No other officer of the Company received compensation from the Company in excess of $100,000 during the years ended December 31, 1998, 1997 and 1996.

         The Company is not a party to any employment agreements with its officers and directors.

         The Company does not generally compensate its directors, other than reimbursement for their expenses incurred in attending meetings of the Board of Directors. In October 1995, the Company did issue 25,000 shares of common stock (valued at $2.25 per share) to each of Manfred Schonbauer, Harald Schneidergruber, Bernhard Perner, Helmut Presske, Anton Moser and Franz Holzinger, as compensation. Messrs. Schneidergruber, Perner, Presske and Holzinger resigned as directors of the Company in July 1997. Mr. Moser resigned in April 1996.

1996 Employee Stock Purchase Plan

         The Company's 1996 Employee Stock Purchase Plan ("Plan"), provides for the grant of options to employees, directors, officers, consultants and advisors of the Company for the purchase of up to an aggregate of 1,000,000 shares of Common Stock. The plan is administered by the Board of Directors, which has complete discretion to select eligible individuals to receive and to establish the terms of option grants. The number of shares of Common Stock available for grant under the Plan is subject to adjustment for changes in capitalization. As of December 31, 1998, the Company had issued an aggregate of 69,444 shares of Common Stock under the Plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In October 1995, as part of the Company's reorganization, the Company issued 2,241,026 shares of Common Stock in consideration of $50,000, to Kurt Reichenberger in consideration for the acquisition of HMA Handels-und Montage GmbH, an Austrian company wholly owned by Mr. Reichenberger. Mr. Reichenberger subsequently became president and chief executive officer of the Company.

         In October 1995, as part of the Company's reorganization, the Company issued 190,000 shares of Common Stock to Helmut Presske in consideration of the retirement and satisfaction of debts owed to him by WGH. WGH incurred the debt prior to the Company's involvement in WGH. Mr. Presske made cash loans to WGH in the amount of $400,000. The shares issued to Mr. Presske were valued at approximately $2.10. Mr. Presske subsequently became a director of the Company, until his resignation in July 1997. The Company believes that the terms of the transaction were as favorable to the Company as terms it could have received from an unaffiliated party.

         In October 1995, the Company authorized and issued 25,000 shares of Common Stock each to the following officers and directors of the Company, for an aggregate issuance of 150,000 shares: Harold Schneidergruber, Manfred Schonbauer, Bernhard Perner, Helmut Presske, Anton Moser and Franz Holzinger in consideration for services rendered. Of the aforementioned officers and directors, only Manfred Schonbauer currently serves in such position. The Company valued these shares at $1.50 per share.

         In February 1996, the Company accepted the subscription of Cash Consulting Limited ("CCL") whereby CCL purchased 2,500,000 shares of Common Stock from the Company at $2.50 per share. Franz Holzinger, a former director of the Company, serves as a consultant to Cash Consulting Limited. Mr. Holzinger holds a power of attorney for CCL, to act on its behalf. Mr. Holzinger is not an officer or director of CCL.

         In October 1997, the Company accepted the subscription of City Capital Corp. ("CCC") whereby CCC purchased 2,000,000 shares of Common Stock from the Company at $1.00 per share. Manfred Schonbauer, a director of the Company, serves as a consultant to CCC. Mr. Schonbauer holds a power of attorney for CCC, to act on its behalf. Mr. Schonbauer is not an officer or director of CCC.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

         Each holder of Common Stock is entitled to one vote per share on all matters to be voted upon by the Company's stockholders. Stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company has not paid and does not presently intend to pay dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets, remaining after payment of liabilities, subject to prior distribution rights of holders of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are validly authorized and issued and are fully paid and non-assessable.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         The Company's Common Stock is quoted on the National Association of Securities Dealers, Inc., over-the-counter market on the OTC Bulletin Board ("Bulletin Board") under the symbol "AUTR". The Common Stock commenced listing on the Bulletin Board on January 17, 1996.

         The following table sets forth, for the periods indicated, the high and low bid prices per share of Common Stock as reflected in the Bulletin Board

Fiscal Year Ended
 December 31, 1996


                                    High Bid              Low Bid
                                    --------              -------
First Quarter                        5.375                 1.00
Second Quarter                       4.75                  3.375
Third Quarter                        8.125                 3.50
Fourth Quarter                       4.00                  4.00

Fiscal Year Ended
 December 31, 1997
                                    High Bid              Low Bid
                                    --------              -------
First Quarter                        4.75                  4.00
Second Quarter                       5.125                 2.50
Third Quarter                        5.875                 4.00
Fourth Quarter                       4.875                 3.75

Fiscal Year Ended
 December 31, 1998
                                    High Bid              Low Bid
                                    --------              -------
First Quarter                         4.00                  1.5
Second Quarter                        1.5                   0.5

         The Company has outstanding 69,444 stock options to purchase Common Stock of the Company.

         On February 10, 1999, the last sale price of the Company's Common Stock as reported on the Bulletin Board was $1.00 per share.

         As of October 12, 1998, the Company estimates that it had 965 stockholders of record. Such number of record holders was derived from the stockholder list maintained by the Company's transfer agent, American Stock Transfer & Trust Co., and does not include beneficial owners of the Company whose shares are held in the names of various dealers and clearing agencies.


                                 DIVIDEND POLICY

         The Company has never declared or paid any cash dividends and does not intend to do so for the foreseeable future. The Company currently intends to retain all earnings, if any, to finance the continued development of its business. Any future payment of dividends will be determined solely in the discretion of the Company's Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS

         There are no legal proceedings pending or threatened against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         In October 1995, the accounting firm of Scarano & Lipton, P.C. was replaced by Cogen Sklar LLP as the Company's independent accounting firm. There were and are no disagreements with Scarano & Lipton, P.C.

         On April 3, 1998, the Company dismissed its independent accountants, Cogen Sklar LLP. Cogen Sklar LLP was replaced by St. Clair, Easton & England, P.C. There were and are no disagreements with Cogen Sklar LLP.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         In October 1995, as part of the Company's reorganization, the Company issued 2,241,026 shares of Common Stock to Kurt Reichenberger in consideration for the acquisition of HMA Handels-und Montage GmbH, an Austrian company wholly owned by Mr. Reichenberger. Mr. Reichenberger subsequently became president and chief executive officer of the Company. The Company issued the aforesaid shares pursuant to Section 4(2) of the Act in a private transaction not involving a public offering.

         In October 1995, the Company issued (i) 190,000 Shares to Helmut Presske, a former director of the Company, in consideration of the retirement and satisfaction of debts totaling an aggregate of $400,000 owed to him by WGH. Mr. Presske subsequently became a director of the Company, until his resignation in January 1997; and (ii) 66,666 Shares to Aribert Vogel in consideration of the retirement and satisfaction of debts totalling $150,000 owed to him by WGH. The Company issued the aforesaid shares pursuant to Section 4(2) of the Act in a private transaction not involving a public offering.

         In October 1995, the Company authorized and issued 25,000 shares of Common Stock each to the following officers and directors of the Company, for an aggregate issuance of 150,000 shares: Harold Schneidergruber, Manfred Schonbauer, Bernhard Perner, Helmut Presske, Anton Moser and Franz Holzinger in consideration for services rendered. Of the aforementioned officers and directors, only Manfred Schonbauer currently serves in such position. At this time, the Company also issued 25,000 shares to Gustaf Klenner for consulting services rendered. The Company issued the aforesaid shares pursuant to Section 4(2) of the Act in a private transaction not involving a public offering.

         In December 1995, pursuant to Rule 504 ("Rule 504") of the Securities Act and Regulation D promulgated thereunder, the Company issued an aggregate of 200,000 shares of Common Stock for a total purchase price of $40,000 in consideration for legal and accounting services rendered. The Company also issued 35,000 shares of Common Stock to Silverman, Collura, Chernis & Balzano, P.C. pursuant to Rule 504 for a total purchase price of $10,000 in consideration for legal services rendered in connection with the Company's reorganization. At the time of the issuance, the Company met all the criteria and requirements of Rule 504.

         In January 1996, the Company accepted the subscription of Hanover Capital Corp., a foreign entity, for the purchase of 1,400,000 shares of Common Stock at $2.25 per share. The proceeds were used to satisfy outstanding debts owed by WGH of $1,758,000 and KVM of $1,200,000. The balance of $192,000 was for improvements to the WGH facility and working capital. The Common Stock was issued pursuant to Regulation S of the Securities Act. The Company was able to issue the aforesaid Common Stock under Regulation S based on the fact that Hanover Capital Corp. is a foreign entity.

         In February 1996, the Company accepted the subscription of Cash Consulting Ltd., a foreign entity, for the purchase of 2,500,000 shares of Common Stock at $2.50 per share. The Common Stock was issued pursuant to Regulation S of the Securities Act. The proceeds were used to loan $1,033,521 to Agricola, $1,846,000 to purchase the KVM license, and approximately $3,340,033 to purchase 700,000 shares of Sigma Alpha Group, Ltd. common stock. The Company was able to issue the aforesaid Common Stock under Regulation S based on the fact that Cash Consulting Ltd. is a foreign entity.

         In September 1996, the Company accepted the subscription of Amerikan Investments, Ltd. for the purchase of 300,000 shares of Common Stock at approximately $3.50 per share, pursuant to Regulation S. The Company intends to use these proceeds to alleviate its current working capital deficit. The Company was able to issue the aforesaid Common Stock under Regulation S based on the fact that Amerikan Investments, Ltd. is a foreign entity.

         In December 1996, the Company issued to Franz Holzinger, Lindinger Karl, Karin Eidloth, Herbert Habschied, representing a former officer of the Company and consultants, respectively, an aggregate of 69,444 shares of Common Stock pursuant to the Company's 1996 Employee Stock Purchase Plan. The shares were issued at $2.25 per share.

The Company issued the aforesaid shares pursuant to Section 4(2) of the Act in a private transaction not involving a public offering.

         In April, May and June 1997, the Company accepted an aggregate of four subscription agreements from P.T. Platinum Perkasa Nusantara ("Platinum") for the purchase of 2,000,000 shares each of the Company's Common Stock at $2.50 per share. Pursuant to the subscription agreements, Platinum paid the Company an aggregate of $200,000 in cash and the Company accepted four promissory notes from Platinum in the amount of $4,950,000 each ("Notes"). The Notes had originally demanded payment on various dates through August 1, 1997. The Company then extended repayment of the Notes to August 1, 1998. The Company issued 7,500,000 of the 8,000,000 shares to Platinum and its designees, and placed 7,000,000 of such shares in escrow pending full satisfaction of the Notes. The Company delivered 500,000 of the shares to Platinum. As of December 31, 1997, the Company had received an additional $5,300,000 as payment against the Notes. Therefore, as of such date, Platinum had paid the Company $5,500,000. Subsequently, on December 31, 1997, the Company entered into an agreement with Platinum, whereby, among other things, Platinum waives all right and title to the unissued 500,000 shares and will return 1,100,000 shares to the Company. (See "Business-Platinum").

         In October 1997, the Company accepted a subscription agreement from City Capital Corp., a foreign investor, pursuant to Regulation S for the purchase of 2,000,000 shares of Common Stock at a purchase price of $1.00 per share. The Company received $100,000 of such funds as of December 31, 1997 and an additional $30,000 as of May 1, 1998. There can be no assurance that the balance of the remaining subscription price will be paid. The Company was able to issue the aforesaid Common Stock under Regulation S based on the fact that City Capital Corp. is a foreign entity.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Amended Certificate of Incorporation and Amended Bylaws limit the liability of directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including gross negligence, except liability for (i) breach of the directors' duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and
(iv) any transaction from which the director derives an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's duty of care, and this provision of the Company's Amended and Restated Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.

                                    PART F/S
                              FINANCIAL STATEMENTS

         The Company's audited Financial Statements are attached hereto.

                                    PART III
                                INDEX TO EXHIBITS

Exhibit No.   Description
-----------   -----------
3.1*          Certificate of Incorporation of Registrant, as amended

3.2*          By-laws of Registrant, as amended

4.1**         Specimen certificate representing Registrant's Common Stock

5.1 Opinion of Silverman, Collura, Chernis & Balzano, P.C. with respect to legality of the securities of the Registrant being registered

27.           Financial Data Schedule

*    previously filed.
**   to be filed by amendment

                                   Signatures

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AUSTRIAN TRADING SERVICES, INC.


                                       By: s/Kurt Reichenberger
                                           -------------------------------------
                                             Kurt Reichenberger, President

Date: February 11, 1999

                                  CBS 30.09.98

                AUSTRIAN TRADING SERVICES INC. AND SUBSIDIARIES
                           Consolidated Balance Sheet
                                   30.Sep.98

                                                    September 30,  December 31,
                                                        1998           1997
                                                    -----------   --------------
                                                    (Unaudited)      (Audited)

           ASSETS
CURRENT ASSETS

Cash                                                 335,670.58      271,822.32
Accounts receivable
      Trade                                          129,160.57       34,443.32
      Other                                          834,065.12      717,887.60
      Affiliate                                            0.00            0.00
      Subscription receivable                              0.00            0.00
Note receivable                                      678,298.20      665,658.69
Inventories                                           26,047.17       23,242.79
Prepaid expenses                                      16,396.16          228.44
                                                  -------------   -------------

TOTAL CURRENT ASSETS                               2,019,637.79    1,713,283.16
                                                  -------------   -------------
PROPERTY AND EQUIPMENT                             5,524,956.19    5,361,342.10
                                                  -------------   -------------
OTHER ASSETS

  Investment associates                              252,470.08      167,964.72
  Investment affiliates                                    0.00            0.00
  Marketable equity securities                             0.00      640,851.26
  License                                             57,947.64       79,157.76
  Loan receivable associates                         182,306.78      247,762.56
  Loan receivable affiliates                               0.00            0.00
  Deposits                                            29,971.45       39,798.89
                                                  -------------   -------------
                                                     522,695.95    1,175,535.19
                                                  -------------   -------------

TOTAL ASSETS                                       8,067,289.92    8,250,160.45

                                                  =============   =============
      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Note payable bank                                  207,953.53      145,373.27
  Current portion of notes payable-banks             372,617.13      347,660.89
  Accounts payable
      Trade                                          541,687.90      623,989.74
      Other                                        1,110,764.33      783,236.81
Accrued expenses                                     115,877.86       93,179.02
Income taxes payable                                   1,164.96          296.84
                                                  -------------   -------------
                                                   2,350,065.72    1,993,736.57
                                                  -------------   -------------

LONG-TERM DEBT

  Due to former stockholders                         315,131.35      294,426.76
  Notes payable banks                              1,813,372.02    1,703,716.52
  Accruals for severance payments                     60,905.02       56,903.51
  Other liabilities                                        0.00            0.00
                                                  -------------   -------------
                                                   2,189,408.40    2,055,046.79
                                                  -------------   -------------

TOTAL LIABILITIES                                  4,539,474.12    4,048,783.36
                                                  -------------   -------------
STOCKHOLDERS' EQUITY

  Preferred stock $ 0,025 par value, authorized
     1.000.000 shares; none issued and out-
     standing
  Common stock $ 0,025 par value, authorized
     20.000.000 shares; 17,402,557 and
     17,439,057 shares issued and 17,402,557
     and 17,439,057 shares outstanding in
     1998 and 1997                                   434,939.00      435,851.50
  Additional paid-in capital                      32,180,143.00   33,233,980.50
  Minority interest                                  (22,428.54)     (17,716.92)
  Receivable from underwriter                    (19,702,782.74) (20,806,770.66)
  Accumulated deficit                             (8,496,734.46)  (6,404,336.40)
  Net unrealized gain/loss on marketable
    securities                                             0.00   (1,241,086.75)
  Equity adjustment from foreign currency           (865,320.45)    (998,544.18)
    translation
                                                  -------------   -------------
                                                   3,527,815.81    4,201,377.09
                                                  -------------   -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUTIY         8,067,289.92    8,250,160.45

                                                  =============   =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 AUSTRIAN TRADING SERVICES INC AND SUBISIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       NINE MONTHS ENDED
                                                         September, 30
                                                -------------------------------
                                                                   Predecessor
                                                                  -------------
                                                     1998             1997
                                                 (Unaudited)       (Unaudited)
                                                -------------     -------------

SALES                                            1,216,213.76        724,522.44
COST OF SALES                                     (853,915.08)      (721,157.54)
                                                -------------     -------------
GROSS PROFIT                                       362,298.68          3,364.90
OPERATING EXPENSES                              (2,661,082.24)    (1,816,947.59)
                                                -------------     -------------
LOSS FROM OPERATIONS                            (2,298,783.56)    (1,813,582.69)
OTHER INCOME                                       206,385.23         83,223.29
                                                -------------     -------------
NET LOSS                                        (2,092,398.32)    (1,730,359.40)
                                                =============     =============

WEIGHTED NUMBER OF OUSTANDING SHARES               30,067,902        19,675,980
NET LOSS PER SHARE                                       (.07)             (.09)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS

                                                            NINE MONTHS ENDED
                                                              September, 30
                                                        ------------------------
                                                                    Predecessor
                                                           1998         1997
                                                        (unaudited) (unaudited)
                                                        -----------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss (before changes in reserves)                 (2,092,399)  (1,730,359)
  Adjustments to reconcile net  loss to
    net cash provided by (used in) operating
    activities                                                  0             0
       Foreign currency translation adjustment                  0             0
       Depreciation                                       318,322       224,752
       Amortization                                        29,779       239,790
       Provision for losses on accounts receivable              0             0
       Gain on sale of marketable equity securities      (128,665)            0
       Loss on sale of marketable equity securities     1,487,602       471,614
       Interest on note receivable                        (17,372)            0
       (Increase) decrease in
           Accounts receivable                            (86,507)      (64,669)
           Other receivables                             (104,613)      (36,711)
           Inventories                                     (1,371)        4,115
           Other assets                                    (3,885)            0
           Prepaid expenses                               (15,165)       (4,037)
        Increase (decrease) in
            Accounts payable                             (114,634)     (289,258)
            Other payables                                261,446        88,418
            Accrued expenses                               18,301       (18,159)
            Income taxes payable                              794             0
            Accruals for severance payments                     0             0
            Other liabilities                                   0        49,383
                                                         ---------    ---------
Net cash provided by (used in) operating activities      (448,367)   (1,065,121)
                                                         ---------    ---------
CASH FLOW FROM INVESTING ACTIVITIES

  Capital expenditures                                   (132,086)     (119,423)
  Advance to affiliates                                         0             0
  Advances to associates                                   70,266      (199,691)
  Purchase of marketable equity securities               (194,370)            0
  Proceeds from sale of marketable equity securities      717,371       509,278
  Advances                                                      0      (307,184)
  Investment in subsidiary                                      0       (20,000)
  Purchase of investment                                  (68,135)   (4,324,495)
  Acquisition of license                                        0             0
  Deposits                                                 10,000       (12,902)
                                                         ---------    ---------
Net cash used in investing activities                     403,046    (4,474,417)
                                                         ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES

  Advance from (repayment to) former stockholders               0             0
  Minority interest                                        (4,848)       (6,709)
  Proceeds from bank loans including
       Repayment of bank loans and
       Bank overdraft refinanced as long-term debt         40,329       853,647
  Advance from affiliates                                       0             0
  Additional paid in capital                                    0             0
  Proceeds from common stock subscribed                    49,028     5,872,702
  Proceeds from exercise of stock options                       0             0
                                                         ---------    ---------
Net cash provided by financing activities                  84,509     6,719,640
                                                         ---------    ---------
Effect of exchange rate changes on cash                    24,660       (65,003)
                                                         ---------    ---------
NET INCREASE (DECREASE) IN CASH                            63,848     1,115,099

CASH, BEGINNING OF PERIOD                                 271,822    (1,075,046)

CASH, END OF PERIOD                                       335,671        40,053

              The accompanying notes are an integral part of these
                       consolidated financial statements.

AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
STATEMENT OF STOCKHOLDERS' EQUITY
JANUARY 1, 1998 TO SEPTEMBER 30, 1998

                                                                   ADDITIONAL       COMMON                 EQUITY ADJUSTMENT FROM
                                                                     PAID-IN         STOCK    ACCUMULATED     FOREIGN CURRENCY
                                            COMMON          STOCK    CAPITAL      SUBSCRIBED   DEFICIT           TRANSLATION
                                         ----------------------------------------------------------------------------------------
                                            SHARES         AMOUNT
Balance, January 1, 1998                  17,439,057      435,852   33,233,981            0   (6,404,336)         (998,544)
Issuance of common stock                     (36,500)        (913)     (53,838)
Net loss for the nine months
  ended September 30, 1998                                                                    (2,092,398)
Foreign currency translation adjustment                                                                            133,224
                                          ----------      -------   ----------            -    ---------           -------
                                          17,402,557      434,939   33,180,143            0   (8,496,735)         (865,320)
                                          ==========      =======   ==========            =    =========           =======

                      AUSTRIAN TRADING SERVICES, INC.
                      AND SUBSIDIARIES

                      CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1997 AND 1996

                         AUSTRIAN TRADING SERVICES, INC.
                                AND SUBSIDIARIES
                           DECEMBER 31, 1997 AND 1996

                                    Contents



Exhibit                                                                    Page
-------                                                                    ----
Independent Auditors' Report                                                  1

Financial Statements

   Consolidated Balance Sheets                                                2

   Consolidated Statements of Operations                                      3

   Consolidated Statements of Shareholders' Equity                            4

   Consolidated Statements of Cash Flows                                      5

   Notes to Consolidated Financial Statements                               6-21

                [LETTERHEAD OF ST. CLAIR, EASTON & ENGLAND, P.C.

                          Independent Auditors' Report


To the Board of Directors
Austrian Trading Services, Inc.
New York,  New York

We have audited the accompanying consolidated balance sheet of AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We did not audit the consolidated financial statements of AUSTRIAN TRADING SERVICES GmbH AND SUBSIDIARIES, four wholly-owned foreign subsidiaries, which statements reflect total assets of $5,766,433 as of December 31, 1997 and total revenue of $864,457 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion insofar as it relates to the amounts included for AUSTRIAN TRADING SERVICES GmbH AND SUBSIDIARIES, is based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES as of December 31, 1997, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses of $3,999,144 and $1,787,625 during the years ended December 31, 1997 and 1996, and at December 31, 1997 had an excess of current liabilities over current assets of $400,160 that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in
Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Registrant will maintain on file a manually executed report for the period described by Rule 402(e) of Regulation C.


                                     /s/ St. Clair, Easton & England, P.C.
                                         Certified Public Accountants

May 14, 1998

                          INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of Austrian Trading Services GmbH and Subsidiaries

We have audited the accompanying consolidated balance sheet of Austrian Trading Services GmbH and Subsidiaries as of December 31, 1997 and the related consolidated profit and loss and cash flow statement for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austrian Trading Services GmbH and Subsidiaries as of December 31, 1997 and the results of its operations and its cash flows for the year ended December 31, 1997 in conformity with general accepted accounting principles.

The accompanying consolidated financial statements of Windischgarstnerhof GmbH have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's subsidiary, Windischgarstnerhof GmbH, has continuous net losses and negative cash flows from operating activities for the years ended December 31, 1992 until 1997. These factors and the fact that involuntary bankruptcy was opened in February 1998 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2.

                  Hamerle & Partner
               Wirtschaftstreuhand GmbH
 Wirtschaftsprufunds- und Steuerberatungsgesellschaft

               /s/ Dr. Vinzenz Hamerle
               -----------------------
                 Dr. Vinzenz Hamerle

                                                                  March 26, 1998

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Austrian Trading Services, Inc.

We have audited the accompanying consolidated balance sheet of Austrian Trading Services, Inc. and subsidiaries as of December 31, 1996, and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austrian Trading Services, Inc. and subsidiaries as of December 31, 1996 and the results of their operations and cash flows for the year then ended, in conformity with general accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred a significant loss of $1,787,625 during the year ended December 31, 1996 and at December 31, 1996 had an excess of current liabilities over current assets of $1,255,498 that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                         /s/ Cogen Sklar LLP
                                         -------------------
                                         COGEN SKLAR LLP

Bala Cynwyd, Pennsylvania
May 13, 1997

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                     ASSETS

                                                         1996           1997
                                                         ----           ----
Current assets
   Cash                                             $    271,822    $    11,691
   Receivables
     Trade, net of allowance for doubtful
       accounts of $0 and $346,500, respectively          34,443         35,595
     Officer (Note 3)                                    252,806           --
     Affiliate                                           292,787         54,798
     Other                                               358,851        393,530
     Stock subscription                                     --           63,375
   Note receivable (Note 4)                              215,969      1,116,221
   Inventory                                              23,243         26,670
   Prepaid expenses                                        9,983         58,805
                                                    ------------    -----------
          TOTAL CURRENT ASSETS                         1,459,904      1,760,685
                                                    ------------    -----------
Property and equipment (Note 5)                        4,971,023      5,833,204
                                                    ------------    -----------
Other assets
   Marketable equity security (Note 6)                   640,851      2,012,500
   Notes receivable (Note 7)                             678,422           --
   Deposits                                               39,799        194,060
   Goodwill, net of accumulated amortization             380,565           --
   License, net of accumulated amortization
     (Note 8)                                             79,158      1,477,089
   Organization costs, net of accumulated
     amortization                                            438           --
                                                    ------------    -----------
                                                       1,819,233      3,683,649
                                                    ------------    -----------
TOTALS                                              $  8,250,160    $11,277,538
                                                    ============    ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Notes payable, bank, for overdrafts  (Note 9)    $    145,373    $ 1,086,737
   Current portion of long-term debt (Note 10)           221,868        254,738
   Payables
     Trade                                               623,990        966,137
     Officer (Note 3)                                     75,150         47,465
     Other                                               649,054        630,846
   Accrued expenses                                      144,332         29,918
   Income taxes payable                                      297            342
                                                    ------------    -----------
          TOTAL CURRENT LIABILITIES                    1,860,064      3,016,183
                                                    ------------    -----------
Long-term liabilities
   Long-term debt, net of current portion (Note 10)    1,829,509      1,344,809
   Due to former shareholders (Note 11)                  302,306        259,061
   Accruals for severance payments                        56,904         42,447
                                                    ------------    -----------
                                                       2,188,719      1,646,317
                                                    ------------    -----------
          TOTAL LIABILITIES                            4,048,783      4,662,500
                                                    ------------    -----------
Commitments

Shareholders' equity
   Preferred stock, $.01 par value, authorized
     1,000,000 shares;
     none issued and outstanding
   Common stock, $.025 par value,  authorized
     20,000,000 shares;  13,888,455 and
     7,307,557 shares issued and outstanding
       in 1997 and 1996, respectively (Note 12)          435,852        182,564
   Additional paid-in capital                         33,233,980     11,273,688
    Minority interest                                    (17,717)         --
   Receivable from underwriter                       (20,806,771)      (613,782)
   Accumulated deficit                                (6,404,336)    (2,405,192)
   Net unrealized loss on marketable equity
      security (Note 6)                               (1,241,087)    (1,327,533)
   Foreign currency translation adjustment              (998,544)      (494,707)
                                                    ------------    -----------
          TOTAL SHAREHOLDERS' EQUITY                   4,201,377      6,615,038
                                                    ------------    -----------
TOTALS                                              $  8,250,160    $11,277,538
                                                    ============    ===========

                             See accompanying notes.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                       1997            1996
                                                  ------------     ------------

Revenue                                           $    981,120     $  1,652,405
Cost of revenue                                      1,329,827        1,490,302
                                                  ------------     ------------
Gross profit (loss)                                   (348,707)         162,103
Operating expenses                                   2,991,314        2,150,320
                                                  ------------     ------------
Loss from operations                                (3,340,021)      (1,988,217)
                                                  ------------     ------------
Other income (expense)
   Loss on sale of marketable securities              (805,093)            --
   Other income                                        145,970          200,592
                                                  ------------     ------------
                                                      (659,123)         200,592
                                                  ------------     ------------
Net loss                                          ($ 3,999,144)    ($ 1,787,625)
                                                  ============     ============
Loss per common share                             ($      0.39)    ($      0.27)
                                                  ============     ============
Weighted average number of shares                   10,168,539        6,558,612
                                                  ============     ============

                             See accompanying notes.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                                                          Foreign
                                       Common Stock        Additional       Receivable   Common                          Currency
                                   -------------------       Paid-in           From       Stock       Accumulated       Translation
                                   Shares       Amount       Capital        Underwriter Subscribed       Deficit         Adjustment
                                   ------       ------       -------        ----------------------       -------         ----------
Balance, January 1, 1996          3,114,778  $     77,745  $    772,256    $     --     $ 4,628,444    ($   617,567)   ($    7,405)
Common stock subscribed                --            --            --            --       5,821,557
Issuance of common stock          4,200,000       105,000    10,345,001      (613,782)  (10,450,001)            --             --
Issuance of common stock
  under stock option plan            69,444         1,736       154,514          --             --              --
Return and cancellation of
  common stock from a director      (76,665)       (1,917)        1,917          --             --              --
Net loss for the year ended
  December 31, 1996                    --            --            --            --             --        (1,787,625)          --
Foreign currency translation
  adjustment                           --            --            --            --             --              --         (487,302)
                               -----------   ------------  ------------  ------------    ------------   ------------   ------------
Balance, December 31, 1996        7,307,557       182,564    11,273,688      (613,782)          --        (2,405,192)      (494,707)

Issuance of common stock         10,514,124       253,288    21,960,292   (20,192,989)          --              --             --
Common stock surrendered         (3,933,226)         --            --            --             --              --             --
Net loss for the year ended
  December 31, 1997                    --            --            --            --             --        (3,999,144)          --
Foreign currency translation
  adjustment                           --            --            --            --             --              --         (503,837)
                               -----------   ------------  ------------  ------------    ------------   ------------   ------------
Balance, December 31, 1997     $ 13,888,455  $    435,852  $ 33,233,980  ($20,806,771)   $      --      ($ 6,404,336)  ($   998,544)
                               ============  ============  ============  ============    ============   ============   ============

                             See accompanying notes.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                1997            1996
                                                                ----            ----
Cash flows from operating activities
  Net loss                                                ($ 3,999,144)   ($ 1,787,625)
  Adjustments to reconcile net loss to net cash used in
     operating activities
     Depreciation and amortization                           1,444,036         699,854
     Provision for losses on accounts receivable                  --           357,300
     Loss on sale of marketable securities                     805,073            --
  (Increase) decrease in assets
     Receivables
        Trade                                                    1,152        (240,606)
        Affiliate                                             (237,989)       (494,312)
     Inventory                                                   3,427         (13,676)
     Prepaid expenses                                           48,822          11,222
  Increase (decrease) in liabilities
     Accounts payable                                         (342,147)        316,397
     Other payables                                               --           576,980
     Accrued expenses                                          114,414           2,759
     Income taxes payable                                          (45)           --
     Accruals for severance payments                            14,457           9,408
     Other liabilities                                            --          (248,895)
                                                          ------------    ------------
Net cash used in operating activity                         (2,147,944)       (811,194)
                                                          ------------    ------------

Cash flows from investing activities
  Capital expenditures                                        (232,572)       (281,166)
  Advance to officer, net                                     (225,121)           --
  Advances (repayments) by associates                           52,887
  Advances (repayments)  under notes receivable                221,830         (98,390)
  Purchase of marketable equity security                          --        (2,682,848)
  Proceeds from sale of marketable equity securities           653,022            --
  Advances to investment joint ventures                       (183,623)           --
  Acquisition of license                                          --          (703,980)
  Deposits                                                     154,261        (199,800)
                                                          ------------    ------------
Net cash provided (used) in investing activities               440,684      (3,966,184)
                                                          ------------    ------------
Cash flows from financing activities
  Note payable, bank/bank overdraft                           (941,364)        861,777
  Advance to former shareholders                                43,245            --
  Acquisition of minority interest                             (17,717)           --
  Proceeds from (repayment) of bank loans                      451,830      (1,371,441)
  Bank overdraft refinanced as long-term debt                     --           246,002
  Proceeds from common stock subscribed                      2,083,966       5,207,775
  Proceeds from exercise of stock option                          --            92,875
                                                          ------------    ------------
Net cash provided by financing activities                    1,619,960       5,036,988
                                                          ------------    ------------
Effect of exchange rate changes on cash                        347,431        (249,434)
                                                          ------------    ------------
Net increase in cash                                           260,131          10,176
Cash, beginning                                                 11,691           1,515
                                                          ------------    ------------
Cash, ending                                              $    271,822    $     11,691
                                                          ============    ============
Supplemental disclosure of cash flows
  information
  Cash paid during the year for:
     Interest                                             $    248,775    $    353,773
                                                          ============    ============
Supplemental disclosure of non-cash
  investing and financing
activities
  Receivable from underwriter                             $ 20,192,989    $    617,567
                                                          ============    ============
  Subscription receivable                                 $       --      $     63,375
                                                          ============    ============
  Net unrealized gain (loss) on marketable
    equity security                                       $     86,446    ($ 1,282,719)
                                                          ============    ============

                             See accompanying notes.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


Note 1   Summary of Significant Accounting Policies and Other Information

         Organization and History

         AUSTRIAN TRADING SERVICES, INC., formerly known as BIG APPLE FARMS, INC. ("BIG APPLE") was incorporated on May 28, 1981 in the State of Delaware.

         BIG APPLE was initially in the business of boarding, breeding, purchasing and selling thoroughbred race horses. On July 5, 1989, by a vote of the majority shareholders, the Company discontinued the horse breeding business. Until October 22, 1995, BIG APPLE focused on the real estate and construction industries, conducing its operations through its wholly owned subsidiary BAF ENTERPRISES, INC. ("BAF") in Newburg, New York.

         Pursuant to a registration statement filed with the Securities and Exchange Commission on Form S-18, effective June 17, 1982, BIG APPLE FARMS, INC. made an initial public offering of 2,000,000 shares of common stock.

         In May 1995, the Company's Board of Directors declared a 1 for 70 reverse stock split thereby reducing its outstanding shares of common stock from 11,727,500 to 167,536 and increasing its par value from $.005 to $.025.

         Reorganization and Financial Statement Presentation

         On October 23, 1995, BIG APPLE FARMS, INC. exchanged 89.6% of its common shares or 2,241,036 post reverse split common shares for 100% of the outstanding shares of AUSTRIAN TRADING SERVICES, GmbH ("ATSI"), formerly known as HMA HANDELS-UND MONTAGE-GmbH ("HMA"). ATSI (formerly
         HMA) was formed in April, 1993 under the laws of Austria and was inactive with no operations until it was acquired by Mr. Reichenberger on September 11, 1995 and capitalized with $25,000. Prior to the stock exchange on October 23, 1995, BIG APPLE FARMS, INC. sold the outstanding capital stock of BAF to existing officers and directors of BIG APPLE FARMS, INC. for nominal consideration. Subsequent to the stock exchange, BIG APPLE FARMS, INC. changed its name to AUSTRIAN TRADING SERVICES, INC. (the Company).

         ATSI acquired the Windischgarstnerhof GmbH ("WGH"), a hotel and therapy center on September 30, 1995 for 67,250,000 Austrian schillings or approximately $6,710,000. The acquisition has been accounted for by the purchase method of accounting and the purchase price approximated the fair value of the net assets acquired.

         Since ATSI acquired control of the Company on October 23, 1995, ATSI became the acquiring entity and accounting survivor. Accordingly, the acquisition of ATSI was accounted for as a reverse acquisition whereby the historical financial statements became those of the accounting acquirer, ATSI, and not the financial statements of the legal acquirer, the registrant.

         In March 1996, ATSI formed a wholly-owned subsidiary, Kunstoff vertrieb Micheldorf, GmbH (KVM) for the purpose of marketing, producing and distributing innovative consumer products, including the product under the licensing agreement described in Note 8.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 1 Summary of Significant Accounting Policies and Other Information (Continued)

         In May 1997, the Company entered into an agreement with P.T. PLATINUM PERKASA NUSANTRARA ("PLATINUM") providing for the establishment of a joint project to develop and enhance the indigenous livestock of the Republic of Indonesia through importing and transplanting embryos of genetically superior foreign livestock into the indigenous herd. Specifically, PLATINUM intended to buy purebred Boer goat embryos which are obtained in the United States from International Agricultural Genetics, Inc., a company located in Edmond, Oklahoma. PLATINUM would transfer and implant the embryos into indigenous goats to develop a genetically superior hybrid. The new hybrid goat would then be exported throughout the Southeast Asian and Middle East regions. The Company believes that little or no competition in such breeding exists as of yet.

         In June 1997 the Company, through ATSI, formed an Austrian based company called MARK IT GmbH ("MARK IT"). ATSI retained a 60% interest in MARK IT which will engage in the sale of pre-ink stamping devices for office and personal use in Europe. Pre-ink stamps are devices which enable a user to repetitively stamp a symbol, phrase or other notation on a surface. MARK IT intends to market its product through wholesale outlets and direct marketing throughout Europe. MARK IT has applied for a patent for its "roller stamp", which provides the user with a larger surface area to imprint the users preferred notation. MARK IT is in the process of negotiation with a Hong Kong entity to act as MARK IT's principal supplier. The Company believes it is not dependent on any supplier, as the components for the stamp are readily available. All research and development for the product was conducted by the two principals of MARK IT prior to any involvement by the Company. MARK IT presently has two employees and subcontracts out the manufacture of all stamping devices which it markets.

         In June 1997, ATSI acquired a 40% interest in COMPONENTS DEVELOPMENT GmbH ("COMPONENTS"), an Austrian corporation formed in February 1997, in exchange for approximately $17,000 and a commitment to provide funding to COMPONENTS over a six month period of $500,000. COMPONENTS has represented to the Company that it is the owner of certain proprietary technology involving the application and design of automobile and emission control systems. Currently COMPONENTS is completing development of a product known as the Turbo Loader. COMPONENTS has represented that the Turbo Loader will act as an add-on device to existing automobile engines which will result in compliance with a variety of emission control systems as well as result in fuel economy and improvement to the performance of the vehicle's engine. COMPONENTS has not yet completed a market prototype of the Turbo Loader and there can be no assurance that the Turbo Loader will be a commercially feasible product. COMPONENTS has advised the Company that approximately $1,700,000 in total funding will be required in order to be in a position to bring the Turbo Loader to market. COMPONENTS intends to engage in discussions with automobile manufacturers and automobile part suppliers regarding the possible entry into licensing and marketing agreements for the Turbo Loader. There can be no assurance that the Turbo Loader will be successfully developed, or if developed, generate revenue on behalf of the Company.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 1 Summary of Significant Accounting Policies and Other Information (Continued)

         POWER POOL, an Austrian company formed in 1998 ("POWER"), intends to market and distribute promotional soft drinks through exclusive licensing agreements with corporate, entertainment and sport entities. ATSI purchased a 45% interest in POWER by contributing $175,000 to the venture.

         ATS RESTAURANT CORP., a New York corporation ("ATSR"), formed in April 1997, is wholly owned by the Company. ATSR operates a Japanese restaurant in New York City under the name Kabuki Restaurant. ATSR commenced operations for business September 1997. ATSR currently is in the process of filing with the New York State Liquor Authority for a liquor license application. No assurance can be made that such application will be successful, and the inability of ATSR to serve alcohol could have a detrimental effect on the restaurant.

         The 1997 operations of the registrant (the Company) reflect the only U.S. subsidiary (ATSR) and the consolidated foreign operations of ATSI and its wholly and partly owned subsidiaries (WGH, KVM and MARK IT).

         The  1996  operations  of the  registrant  (the  Company)  reflect  the
         consolidated   foreign   operations   of  ATSI  and  its   wholly-owned
         subsidiaries (WGH and KVM).

         Summary of the Company's Entities

         Name          Status                          Ownership         Country
         ----          ------                          ---------         -------
         ATS, INC.     Parent                          Shareholders      USA
         ATSR          Subsidiary - 100%               ATS, INC.         USA
         ATSI          Subsidiary - 100%
                         (Parent of International
                         Operations)                   ATS, INC.         Austria
         WGH           Subsidiary - 100%               ATSI              Austria
         KVM           Subsidiary - 100%               ATSI              Austria
         MARK IT       Subsidiary - 60%                ATSI              Austria

         Basis of Consolidation

         The accompanying consolidated financial statements as of December 31, 1997 and 1996, include the accounts of AUSTRIAN TRADING SERVICES, INC. and its wholly and partly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

         Revenue Recognition

         Fees for the hotel and therapy center are reported in the period the related services are rendered at amounts billed to patients and third-party payors. Revenue from sales of products are recognized upon shipment to customers.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 1 Summary of Significant Accounting Policies and Other Information (Continued)

         Marketable Equity Securities

         Investments in public companies are carried at quoted market price and are classified as available-for-sale. Unrealized gains and losses are recorded as a component of shareholders' equity.

         Property and Equipment and Depreciation

         Property and equipment of WGH was recorded at its estimated fair values as of October 23, 1995 plus the cost of additions from October 24, 1995 through December 31, 1996. All other property and equipment is recorded at cost. Depreciation of property and equipment has been provided using the straight-line method over the estimated useful lives (5 to 25 years) of the related assets.

         Goodwill

         Goodwill recorded in the acquisition of COMPONENTS, MARK IT and ATSR is being amortized on a straight-line method over 5 -15 years.

         License

         Costs incurred in acquiring and securing rights of proprietary items are being amortized on a straight-line method over a five year life unless determined to have less value by Management (see Note 6).

         Organization Costs

         Costs incurred in the formation of ATSR are being amortized on a straight-line method over a five-year life.

         Income Taxes

         Deferred income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted rates which will be in effect when these differences are settled or realized. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

         Foreign Currency Translation

         Assets and liabilities of the foreign subsidiaries have been translated using the exchange rate at the balance sheet date. The average exchange rate for the period has been used to translate revenue and expenses. Translation adjustments are reported separately and accumulated in a separate component of equity (foreign currency translation adjustment).

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 1 Summary of Significant Accounting Policies and Other Information (Continued)

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles, requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

         Financial Instruments

         The carrying amount of cash, accounts and notes receivable, accounts payable and other liabilities approximates fair value as of December 31, 1997 because of their short maturities.

         The carrying value of the fixed rate long-term debt approximates fair value since the interest rate associated with the long-term debt approximates the current market interest rate.

         Loss Per Share

         Effective year ended December 31, 1997, the Company adopted SFAS No. 128 "Earnings Per Share" (EPS). This statement establishes standards for computing and presenting EPS, replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both Basic EPS and Diluted EPS on the face of the statement of operations. Under this new standard, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution: Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently required fully Diluted EPS. SFAS 128 was effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of the prior years' earnings per share. Prior year amounts for net loss per common share were recomputed in accordance with SFAS No. 128; however, such recomputed amounts were unchanged from those previously reported.

         Recoverability of Long Lived Assets

         Effective January 2, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company is not aware of any events or circumstances which indicate the existence of any impairment which would be material to the Company's annual financial statements, except for the material decrease in the carrying value of the "Mix and Drink" license. (See Note 8).

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 1 Summary of Significant Accounting Policies and Other Information (Continued)

         Accounting for Stock-Based Compensation

         Compensation costs attributable to stock option and similar plans are recognized based on any differences between the quoted market price of the stock on the date of the grant over the amount the employee is required to pay to acquire the stock (the intrinsic value method under Accounting Principles Board Opinion 25). Such amount, if any, is accrued over the related vesting period, as appropriate. Effective January 1, 1996, the Company implemented SFAS No. 123, "Accounting for Stock-Based Compensation". The Statement encourages employers to account for stock compensation awards based on their fair value on their date of grant. Entities may choose not to apply the new accounting method but instead, disclose in the notes to the financial statements the pro forma effects on net income and earnings per share as if the new method had been applied. The Company has adopted the disclosure-only approach of the Standard.

         Recently Issued Accounting Pronouncements

         During June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components. The reporting and display requirements of SFAS No. 130 are effective for fiscal years beginning after December 15, 1997. The Company presently intends to comply with this Statement for its year ended December 31, 1998.

         During June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and related disclosures about products and services, geographic areas and major customers. The reporting and disclosure requirements of SFAS No. 131 are effective for periods beginning after December 15, 1997. The Company presently intends to comply with this Statement for its year ended December 31, 1998.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 2   Management's Plans For Financial Reorganization

         The Company's consolidated financial statements have been presented on the basis that it is a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As reflected in the financial statements, the Company has incurred losses of $3,999,144 and $1,787,625 for the years ended December 31, 1997 and 1996, respectively, and had a working capital deficit of $400,160.

         Management's discussions of each subsidiaries' operations in the past, as compared to future expectations, attempts to address this "going concern" issue.

                  WGH

                  After WGH was bought in September 1995 by AUSTRIAN TRADING SERVICES GmbH a reorganization took place. The managing board is operating a "therapy center" and qualified to be reimbursed through health insurance plans. In order to obtain an approval by the Austrian authorities, certain requirements had to be fulfilled. After the reconstruction of the building was completed, WGH had gotten the approval from the Austrian authorities in October 1996. Since then, the management board is able to cooperate with health insurance plans. WGH's ability to continue as a going concern is contingent on the further cooperation with the sickness insurance plans of Austria.

                  Although the total shareholder's equity of WGH is negative, it is not heavily indebted since there are hidden reserves in "land with buildings". According to the opinion of an expert, the hidden reserves approximate $3,800,000.

                  In February 1998, an application form was filed for opening the bankruptcy over the property of WGH by the Austrian tax authority. Since the Corporation with sickness insurance plans could be enlarged at the end of 1997 and continuing in 1998, management is optimistic that an "in court settlement" will be agreed upon with creditors.

                  Revenue is up 47% presently in 1998 and no additional funding is needed for this subsidiary.

                  KVM

                  ATSI's second subsidiary, KVM, has had an operating loss of $1,258,803 in its second fiscal year 1997. The loss in 1997 was due to the fact that the license was written down by Management by $1,150,827. This amortization was necessary since only 12,000 units were sold in 1997 and the idea of the new product was copied by other companies and sold at a much lower price than KVM was able to sell since the cost of the license had to be amortized. Another reason was that the distribution Company, VIP GmbH, had difficulties contacting wholesalers. In order not to be dependent on VIP GmbH, management arranged a new contract with the inventor of the glass. In the beginning of 1998, KVM received the patent for the American and German market. KVM's ability to continue as a going concern is contingent on higher sales volume and successful complaints against the companies, who have copied the glass.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 2   Management's Plans For Financial Reorganization (Continued)

                  MARK IT

                  MARK IT was founded in 1997. The Company has taken over 60% of the shares. MARK IT anticipates selling stamps throughout the world. In 1997, the tools for production had to be designed and produced. MARK IT is going to sell the first stamps in 1998.

                  MARK IT has had an operating loss of $98,430 in its first fiscal year 1997. Since this loss has its origin in planned losses at the beginning, 40% of the nonrepayable grant to the amount of $34,348 is shown as goodwill and amortized within a term of five (5) years.

                  ATSR

                  ATS RESTAURANT is fully funded and Management expects this entity to produce profits in 1998. Also, the Company's loan to the restaurant should produce interest income of approximately $25,000 in 1998.

                  BAKERY MOUDRY

                  This new partly-owned subsidiary in 1998, produced approximately $300,000 of profit in 1997. However, ATSI's obligation to the bank for this entity would be short of $180,000 for 1998 assuming a comparable profit as 1997. Therefore, additional funding will be needed to support this entity during 1998.

                  POWER POOL

                  A new partly-owned subsidiary in 1998, to market soft drink cans bearing promotional images. The present management of this subsidiary has successfully achieved this marketing with a prior entity. Presently in 1998, POWER POOL is positive in cash flow.

         To summarize cash flow for 1998, Management anticipates the following transactions which are not part of the above mentioned subsidiary operations:

         o Sales from marketable security                         $   400,000
         o Payment of notes receivable                                250,000
         o Payments of underwriters receivable                        800,000
                                                                  -----------
                Total anticipated cash flow to be used for
                   1998 working capital                            $1,450,000
                                                                   ==========

         All additional funds received from Underwriters' receivable will be used to pay off the bank debts and use for additional investments.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 3   Receivables (Payables) with Officer

         The principal officer of the Company, in the normal course of business investment ventures, borrows and lends funds to the Company on a demand basis with an annual interest rate of 8.5% on average net outstanding balances.

         The outstanding receivable (payable) balances on this officer loan as of December 31, 1997 and 1996 is as follows:

                                                     1997               1996
                                                  ----------         -------
          Receivable - K. Reichenberger             $252,806         $   --
          Payable - K. Reichenberger                 (75,150)         (47,465)
                                                  ----------         --------
          Net due to (from) the Company             $177,656         ($47,465)
                                                    ========          =======

Note 4   Note Receivable

         The Company entered into an agreement with a Chilean corporation to loan the corporation up to $1,100,000 between October 1995 and January 1996 with interest. The business of the Chilean corporation is the purchase of land for planting fast growing eucalyptus trees and harvesting the trees for lumber. The Company was to receive a one year interest payment in the amount of $82,700 on December 15, 1996. The entire principal amount ($1,033,521) plus all outstanding interest thereon ($82,700) were due on December 15, 1997. The Company has the right to convert, at any time prior to the repayment of the loan, the outstanding amount into shares of capital stock of the corporation. The Company would receive that number of shares necessary to give the Company that percentage of the outstanding capital stock of the corporation that corresponds to the percentage that the loan represents of the corporation's total equity (approximately 30%). The Chilean corporation is not affiliated with the Company. During 1997, this note receivable was materially repaid along with the related interest.

         The outstanding balances of this note receivable were $215,969 and $1,116,221 as of December 31, 1997 and 1996, respectively.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 5   Property and Equipment

         Property and equipment consists of the following:

                                                      1997             1996
                                                   ----------       ----------
         Land                                      $  485,876       $  485,876
         Buildings and improvements                 5,407,257        5,313,777
         Machinery and equipment                       77,455           50,050
         Furniture and fixtures                       975,235          863,548
                                                   ----------       ----------
                                                    6,945,823        6,713,251
         Less: accumulated depreciation             1,068,629          598,159
                                                   ----------       ----------
                                                    5,877,194        6,115,092
         Construction in progress                       2,374            2,740
                                                   ----------       ----------
                                                    5,879,568        6,117,832
         Foreign exchange differences                (908,545)        (284,628)
                                                   ----------       ----------
                                                   $4,971,023       $5,833,204
                                                   ==========       ==========

Note 6   Marketable Equity Security

         At December 31, 1995, the Company purchased 138,000 shares of CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD. (formerly SIGMA ALPHA GROUP, LTD.) (CLARITI) for $657,185. CLARITI is developing wireless telecommunications products which utilize radio frequencies transmitted by FM radio stations. During the year ended December 31, 1996, an additional 562,000 shares were purchased for $2,682,848 which increased its holdings to 700,000 shares (approximately 3.9% ownership) at a cost of $3,340,033. During 1997, the Company sold 305,630 shares of CLARITI for $653,022 resulting in a loss of $805,073. At December 31, 1997 and 1996, this investment is stated at the average of the closing bid and asked price of $640,851 and $2,012,500, respectively. Unrealized losses of $1,241,087 and $1,327,533 in 1997 and 1996, respectively, are recorded as a component of shareholders' equity. CLARITI is not affiliated with the Company.

Note 7   Notes Receivable - Investments

         Investment joint venture agreements with unaffiliated third parties have resulted in notes receivable due the Company for these investments as follows:

                                 Annual Interest     Amount Due      Maturity
         Note Receivable From         Rate            12/31/97         Date
         --------------------    ---------------     ----------      --------
         PLATINUM                 None stated         $455,000      None stated
         FILL IN (a)              5.5%                 194,020      2/98
         POWER POOL               5.5%                  29,402      None stated
                                                      --------
                                                      $678,422
                                                      ========

         (a) Note receivable was repaid in full in February, 1998.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 8   License Agreement

         On October 31, 1995 and amended April 24, 1996, the Company entered into an agreement with an unaffiliated third party to license the rights to produce and market a proprietary new glass product. This "Mix and Drink" glass enables the user to conveniently mix substances and then drink the mixture. Sales are dependent upon the approval of its patent applications in the Western Hemisphere. During March 1997, the Company received a Notice of Allowance of its application from the U.S. Patent and Trademark Office for its new glass product. After certain fees were paid, the application was issued as a patent in 1998. The original purchase price for the license was approximately $1,142,000 and amended in April 1996 for a total cost of approximately $1,846,000. The cost of the licensing agreement acquired was recorded as an asset and was being amortized over five years. Due to the patent not being issued until early 1998, Management believes the Company lost its advantage of early marketing and now has direct competition for this product. Therefore, Management has written the license value downward 17,500,000 schillings (approximately $1,400,000) to reflect a fair value of this license of $79,158 as of December 31, 1997.

Note 9   Notes Payable, Bank

         The Company periodically maintains corporate bank overdrafts which, according to ATSI's Austrian banking relationship, immediately become short-term lines of credit against the principal officer's (Mr. Reichenberger) individual line of credit and bank guarantee.

Note 10  Long-Term Debt

         Long-term debt consists of the following:

                                                                                   1997               1996
                                                                               ----------         ------------
         Note  payable  to a bank in  monthly  installments  of  130,000 schillings ($10,300 at December 31, 1997 exchange rate)
         including interest at 6.5%.                                           $  862,708             $      -

         Note payable to a bank in monthly installments of 86,500
         schillings ($6,850 at December 31, 1997 exchange rate)
         including interest at 8.5% through March 31, 2014.  The
         The note is collateralized by the building.                              722,907              862,520

         Note  payable  to a bank in  monthly  installments  of  150,000 schillings  ($11,900  at  December  31,  1997  exchange  rates)
         including  interest at 5.5%  beginning May 1, 1997. The note is due May 31, 2001 and is collateralized by the
         building.                                                                465,762              737,027
                                                                               ----------          ----------
                                                                                2,051,377            1,599,547
         Less: current portion                                                    221,868              254,738
                                                                               ----------           ----------
                                                                               $1,829,509           $1,344,809
                                                                               ==========           ==========

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 10  Long-Term Debt (Continued)

         The aggregate maturities of the long-term debt are as follows:

                   Year Ending December 31,
                   ------------------------
                               1998                        $  221,868
                               1999                           235,803
                               2000                           250,635
                               2001                           162,603
                               2002                           120,199
                            Thereafter                      1,060,269
                                                           ----------
                                                           $2,051,377
                                                           ==========

         Interest expense for all debt was $260,661 and $353,773 for the years ended December 31, 1997 and 1996, respectively.

Note 11  Due to Former Shareholders

         The amounts due to former shareholders mature on December 31, 1998. Interest is payable annually at 8 1/2%.

Note 12  Capital Stock

         In January and February 1996, the Company accepted the subscription for the purchase of 1,400,000 shares of common stock at approximately $2.25 per share and 2,500,000 shares of common stock at approximately $2.50 for a total of $9,400,000 of which proceeds of $4,628,444 had been received as of December 31, 1995. The balance of the proceeds were received during 1996.

         In September 1996, the Company accepted the subscription for the purchase of 300,000 shares of common stock at approximately $3.50 per share for a total of $1,050,000 of which 436,218 had been received as of December 31, 1996. The balance of the proceeds of $613,782 was due from the underwriter at December 31, 1996.

         The Company maintains an Employee Stock Purchase Plan whereby stock options may be issued to certain employees, consultants, officers and directors at a price of $2.25 per share. Shares issued under the plan are restricted and must be held for at least two years. The Company has reserved 1,000,000 shares of common stock under the plan. In December 1996, 69,444 shares were issued at $2.25 per share for $156,250, of which proceeds of $92,875 had been received as of December 31, 1996. The balance of the proceeds of $63,375 was received in February 1997. No shares in the Company were issued under this Employee Stock Purchase Plan during 1997.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 12  Capital Stock (Continued)

         In April, May and June 1997, the Company accepted an aggregate of four subscription agreements from P.T. PLATINUM PERKASA NUSANTARA, an Indonesian company ("Platinum") for the purchase of 2,000,000 shares each of the Company's common stock at $2.50 per share. Pursuant to the subscription agreements, PLATINUM paid the Company an aggregate of $200,000 in cash and the Company accepted four promissory notes from PLATINUM in the amount of $4,950,000 each ("Notes"). The Notes had originally demanded payment on various dates through August 1, 1997. The Company then extended repayment of the Notes to August 1, 1998. The Company issued 7,500,000 of the 8,000,000 shares to PLATINUM and its designees, and placed 7,000,000 of such shares in escrow pending full satisfaction of the Notes. The Company delivered 500,000 of the shares to PLATINUM. As of December 31, 1997, the Company had received an additional $5,300,000 as payment against the Notes. Therefore, as of such date, PLATINUM had paid the Company $5,500,000. Subsequently, on December 31, 1997, the Company entered into an agreement with PLATINUM, whereby, among other things, PLATINUM waived all right, title and interest to the unissued 500,000 shares and agreed to the release from escrow of 1,100,000 shares to be returned to the Company.

         In October 1997, the Company accepted a subscription agreement from a foreign investor pursuant to Regulation S for the purchase of 2,000,000 shares of common stock at a purchase price of $1.00 per share. The Company received $100,000 of such funds as of December 31, 1997 and an additional $45,000 as of May 1, 1998.

Note 13  Income Taxes

         Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

         There are no significant temporary differences for the years ended December 31, 1997 and 1996.

         As of December 31, 1997, the Company had approximately $3,302,671 of net operating loss carryforwards expiring through 2011, available to offset future U.S. Federal income taxes. Also, as of December 31, 1997, the Company had approximately $6,494,000 of net operating loss carryforwards with no expiration period available to offset future foreign income taxes.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 13  Income Taxes (Continued)

         As a result of the capital transactions and change in control described in Notes 1 and 12, the Company is subject to limitations on the future utilization of its U.S. net operating loss carryforwards. These limitations, described in Section 382 of the Internal Revenue Code, limit the amount of future taxable income which may be offset by pre-change net operating loss and capital loss carryforwards. This limitation is calculated by reference to the value of the Company immediately before the change date, multiplied by a discount factor, known as the "long-term tax-exempt rate". Due to the limited market for the stock, its is difficult to ascertain what value would be assigned to the Company for purposes of Section 382. However, Section 382 of the Code also provides that in the event the business enterprise of the loss corporation is not continued for the two year period commencing on the change date, the net operating loss carryforwards may no longer be available.

         There is no income tax benefit for operating losses for the years ended December 31, 1997 and 1996 due to the following:

                  Current tax benefit - the operating losses cannot be carried back to earlier years.

                  Deferred tax benefit - the tax benefit of the net operating losses described above were offset by a 100% valuation allowance. Management believes that a valuation allowance is considered necessary since it is more likely than not that the deferred tax asset will not be realized through future taxable income.

Note 14  Concentration of Credit Risk

         WGH, the therapy center, grants credit without collateral to its patients, most of whom are insured under third party payor agreements. The Company maintains cash balances in high credit quality institutions. The Company believes it is not exposed to any significant credit risk on cash balances and accounts receivable.

Note 15  Rental Commitments

         The Company leases its various facilities under operating leases expiring in various years through 2009.

         Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year as of December 31, 1997 for each of the next 5 years and in the aggregate are:

                 December 31,                               Amount
                 ------------                               ------
                     1998                                $   103,863
                     2000                                    109,863
                     2001                                    115,863
                     2002                                     93,500
                     2003                                     99,500
                  Thereafter                                 792,500
                                                          ----------
                Total minimum future rental payments      $1,315,089
                                                          ==========

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 16  Subsequent Events

         KVM, a wholly-owned subsidiary of ATSI, was formally issued a patent on its "Mix and Drink" glass in the first quarter, 1998. (See Notes 2 and 8).

         In February 1998, an application form was filed for opening the bankruptcy over the property of WGH by the Austrian tax authority. Since the Corporation with sickness insurance plans could be enlarged at the end of 1997 and continuing in 1998, management is optimistic that an "in court settlement" will be agreed upon with creditors.

         POWER POOL GETRAENKEVERTRIEBS GmbH, a German company formed in January 1998, ("POWER"), intends to market and distribute promotional soft drinks through exclusive licensing agreements with corporate, entertainment and sport entities. ATSI received a 45% interest in POWER by loaning $119,000 to POWER. As background to the POWER transaction, the Company loaned approximately $189,000 to FILL IN HANDEL UND VERTRIEB, GmbH ("FILL IN), a German corporation which markets a product similar to the POWER product, and issued 109,500 shares of the Company's common stock to Johann Fleishman, one of three FILL IN principals, in exchange for 25% ownership interest for ATSI in FILL IN. A balance of $164,250 was owned to ATSI by FILL IN as payment for the aforesaid shares. Two of the principals of FILL IN agreed to terminate their participation in FILL IN. The two principals subsequently formed POWER. ATSI also terminated its participation in FILL IN by agreement dated February 6, 1998. According to the aforesaid agreement, (i) FILL IN satisfied its outstanding loan with the Company by paying the Company $100,000 in cash and the balance in the form of goods and materials. FILL IN also returned 36,500 of the shares of the original 109,500 shares to the Company. The Company subsequently invested $119,000 in POWER, of which $30,000 represented cash and $89,000 represented the goods and materials returned to the Company by FILL IN pursuant to the aforesaid agreement.

         In March 1998, the Company entered into an agreement with MOUDRY BACKWARENINDUSTRIE GESELLSCHAFT GmbH ("BAKERY") whereby the Company acquired a 75% equity interest in the BAKERY in consideration for repayment by the Company of the BAKERY's outstanding loan to an Austrian bank, Bank fuer Tirol und Vorarlberg. The BAKERY owed the Bank approximately $4,000,000. The Company agreed to pay the bank $40,000 per month until the loan is repaid. Pursuant to this agreement, the bank reduced the loan from $4,000,000 to $1,500,000. On April 15, 1998, the Company made its first payment to the Bank of $40,000. Should the Company default on repaying the loan, the agreement will be terminated and the Bank will have no recourse against the Company. The Company's 75% interest in the BAKERY's capital stock is held in escrow pending full satisfaction by the Company of BAKERY's aforesaid debt. The BAKERY owns a 30,000 square foot building in Stockerau, a city on the outskirts of Vienna, Austria. The BAKERY occupies approximately 7,200 square feet. The property was valued in April 1998 at $1,200,000. The equipment in the building was valued at $1,300,000.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

Note 16  Subsequent Events (Continued)

         In 1996, the Company entered into an agreement to fund a wax museum in Vienna, Austria and has deposited $200,000 towards this agreement. The Company's capital requirement for the wax museum is approximately $2,000,000, which the Company has not yet fulfilled. The terms of the agreement do not set forth a date certain for the infusion of the additional funds, and the Company intends to provide the additional funds only upon consummation of the PLATINUM agreement. Should the PLATINUM agreement not be consummated, the Company is under no obligation to provide the aforesaid funds.

         On July 4, 1997, the Company entered into an agreement with Hans Stuchetz, a foreign individual ("Stuchetz") to establish a Swiss company, VILLA SASSA VERWALTUNGS SA/AG ("VSV") for the purpose of acquiring VILLA SASSA HOTEL, located in Lugano, Switzerland, from Union Bank of Switzerland. The VILLA SASSA HOTEL is a 134 room luxury hotel built in or about 1990 at a construction price of $81,355,932. The purchase price for the hotel was $27,118,644 and would be financed by Rieger Bank, an Austrian Bank. Initially, the Rieger Bank loan was secured by approximately $10,000,000 in cash from Stuchetz and 5,000,000 shares of the Company's common stock. Upon consummation of the transaction, the Company would own 49% of VSV and Stuchetz would own 51% . Rieger Bank was to accept a mortgage on the hotel as security for its loan. Upon issuance of the mortgage, Rieger Bank would release the aforesaid collateral. The Company issued the 5,000,000 shares to VSV and delivered the shares to Rieger Bank to be deposited in escrow pending the approval a mortgage. Stuchetz deposited the sum of $10,000,000 in Rieger Bank. Subsequently and as of May 1, 1998. Union Bank of Switzerland has notified the Company that it will require more time to review the transaction. In the meantime, Rieger Bank has returned the Company's 5,000,000 shares to the Company. The Company will likely cancel such shares. The transaction has not progressed since January 1998, and there can be no assurance that the transaction will be consummated.


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